Exhibit 99.1

Baiya International Group Inc.

NOTICE OF 2025 extraordinary GENERAL MEETING

To be held on May 30, 2025

Notice is hereby given that the 2025 extraordinary general meeting (the “Meeting”) of Baiya International Group Inc. (the “Company”), a Cayman Islands exempted company with limited liability, will be held at Suite 7540, The Empire State Building, 350 Fifth Avenue, New York, New York 10118 on May 30, 2025 at 10:45 A.M. ET for the purpose of shareholders considering and if thought fit passing the following resolutions:

RESOLUTION 1:

It is resolved as an ordinary resolution that with immediate effect, the authorized share capital of the Company be increased from US$50,000 divided into 400,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each to US$180,000,000 divided into 1,700,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each (the “Increase of Authorized Share Capital”).

RESOLUTION 2:

It is resolved as an ordinary resolution that subject to approval by the shareholders of Resolution 1 (the Increase of Authorized Share Capital) and immediately following the Increase of Authorized Share Capital, the authorized share capital of the Company be amended and reclassified as follows with immediate effect by undertaking the following steps:

(a)     1,600,000,000 of the authorized ordinary shares of par value US$0.0001 each (including all of the existing issued ordinary shares) in the Company will be re-designated and reclassified as 1,600,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and

(b)    100,000,000 authorized but unissued ordinary shares of par value US$0.0001 each in the Company will be cancelled and a new class of shares comprising of 100,000,000 class B ordinary shares of par value US$0.0001 each (the “Class B Ordinary Shares”), which will be entitled to twenty (20) votes per share, will be created, such that the authorized share capital of the Company shall become US$180,000,000 divided into 1,600,000,000 Class A Ordinary Shares of par value US$0.0001 each, 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and 100,000,000 preferred Shares of par value US$0.0001 each (the “Share Capital Reorganization”).

RESOLUTION 3:

It is resolved as a special resolution that subject to approval by the shareholders of Resolution 1 (the Increase of Authorized Share Capital) and Resolution 2 (the Share Capital Reorganization), with effect from the effective date of the Increase of Authorized Share Capital and the Share Capital Reorganization, the fourth amended and restated memorandum and articles of association of the Company in the form as attached hereto as Appendix A (the “Amended M&AA”) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to reflect, inter alias, the Increase of Authorized Share Capital and the Share Capital Reorganization.

RESOLUTION 4:

It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Increase of Authorized Share Capital, the Share Capital Reorganization and the adoption of the Amended M&AA, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Increase of Authorized Share Capital and the Share Capital Reorganization; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Increase of Authorized Share Capital and the Share Capital Reorganization; and the Company’s transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the “Authorization of Directors”).

RESOLUTION 5:

It is resolved as an ordinary resolution to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.

The Board of Directors has fixed the close of business on May 1, 2025 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

A shareholder who is entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote instead of that shareholder. Such proxyholder need not be a member.

By Order of the Board of Directors,

Baiya International Group Inc.
/s/ Siyu Yang
Siyu Yang
President and Chief Executive Officer

April 30, 2025

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1       A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2       Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3       A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at 5Q, No. 5 Golf Avenue, Guangpei Community, Guanlan Street, Longhua District, Shenzhen, China or send copies of the foregoing by email to maggie@biyainc.com, in each case marked for the attention of Baiya International Group Inc., not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4       If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5       A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6       The quorum for the Meeting is one or more shareholders holding shares that represent at least one-third of the outstanding shares carrying the right to vote at such general meeting.

7       “Ordinary Resolution” means a resolution of a duly constituted general meeting of the Company passed by a simple majority of the votes cast by, or on behalf of the shareholders entitled to vote, and includes a written resolution passed by the requisite majority.

8       “Special Resolution” means a resolution of a duly constituted general meeting of the Company passed by a majority of at least two-thirds of the shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9       If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10     This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11     Any alterations made to this form must be initialed by you.

12     Voting will be conducted on a poll.

Appendix I

Baiya International Group Inc.

(the “Company”)

Proxy Form

I/We1	________________________________________________________
of	________________________________________________________
being a shareholder/shareholder(s) of the Company and the holder/holders of
___________________________________________________(number and class of shares)
appoint as my/our proxy[2]
________________________________________________________
of	________________________________________________________

at the 2025 extraordinary general meeting of the Company to be held at Suite 7540, The Empire State Building, 350 Fifth Avenue, New York, New York 10118 on May 30, 2025 at 10:45 A.M. ET and at any adjournment of that meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

____________

1        Full name(s) and address(es) to be inserted in block letters.

2         Insert name and address of the desired proxy in the spaces provided.

Resolutions:	For	Against	Abstain
1.

It is resolved as an ordinary resolution that the authorized share capital of the Company be increased from US$50,000 divided into 400,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each to US$180,000,000 divided into 1,700,000,000 ordinary shares of par value US$0.0001 each and 100,000,000 preferred shares of par value US$0.0001 each (the Increase of Authorized Share Capital).

	☐	☐	☐
2.

It is resolved as an ordinary resolution that subject to approval by the shareholders of Resolution 1 (the Increase of Authorized Share Capital) and immediately following the Increase the Authorized Share Capital, the authorized share capital of the Company be amended and reclassified as follows with immediate effect by undertaking the following steps:

(a)     1,600,000,000 of the authorized ordinary shares of par value US$0.0001 each (including all of the existing issued ordinary shares) in the Company will be re-designated and reclassified as 1,600,000,000 class A ordinary shares of par value US$0.0001 each (the Class A Ordinary Shares), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary Shares; and

(b)    100,000,000 authorized but unissued ordinary shares of par value US$0.0001 each in the Company will be cancelled and a new class of shares comprising of 100,000,000 class B ordinary shares of par value US$0.0001 each (the Class B Ordinary Shares), which will be entitled to twenty (20) votes per share, will be created, such that the authorized share capital of the Company shall become US$180,000,000 divided into 1,600,000,000 Class A Ordinary Shares of par value US$0.0001 each, 100,000,000 Class B Ordinary Shares of par value US$0.0001 each and 100,000,000 preferred Shares of par value US$0.0001 each (the Share Capital Reorganization).

	☐	☐	☐
3.

It is resolved as a special resolution that subject to approval by the shareholders of Resolution 1 (the Increase of Authorized Share Capital) and Resolution 2 (the Share Capital Reorganization), with effect from the effective date of the Increase of Authorized Share Capital and the Share Capital Reorganization, the fourth amended and restated memorandum and articles of association of the Company in the form as attached hereto as Appendix A (the Amended M&AA) be and are hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company to reflect, inter alias, the Increase of Authorized Share Capital and the Share Capital Reorganization.

	☐	☐	☐

Resolutions:	For	Against	Abstain
4.

It is resolved as an ordinary resolution that any one or more of the directors and officers of the Company be and is hereby authorized to do all such acts and things and execute all such documents and deliver all such documents, which are ancillary to the Increase of Authorized Share Capital, the Share Capital Reorganization and the adoption of the Amended M&AA, including but not limited to, making any relevant registrations and filings with any authorities in accordance with the applicable laws, rules and regulations, as any of them considers necessary, desirable or expedient to give effect to the foregoing arrangements for the Increase of Authorized Share Capital and the Share Capital Reorganization; the registered office provider of the Company be instructed to make all necessary filings with the Registrar of Companies of the Cayman Islands in connection with the Increase of Authorized Share Capital and the Share Capital Reorganization; and the Company’s transfer agent be instructed to update the register of members of the Company and that upon the surrender to the Company of the existing share certificates (if any) that they be cancelled and that any director of the Company be instructed to prepare, sign, seal and deliver on behalf of the Company new share certificates accordingly (the Authorization of Directors).

	☐	☐	☐
5.

It is resolved as an ordinary resolution to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing resolutions.

	☐	☐	☐

Dated         2025

Executed by:
__________________________________
Signature of shareholder Name of Authorized Officer/Attorney: ________________________[3]

____________

3        To be completed if the shareholder is a corporation–please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.